THE BOSTON BEER COMPANY, INC.
75 ARLINGTON STREET
BOSTON, MA 02116

January 24, 2006

Mr. George F. Ohsiek, Jr.
Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The Boston Beer Company, Inc.
Form 10-K for Fiscal Year Ended December 25, 2004
Form 10-Q for Fiscal Quarter Ended September 24, 2005
Filed March 11, 2005 and November 3, 2005
File No. 1-14092

Dear Mr. Ohsiek:

We have the following responses to your Comment Letter dated January 9, 2006 addressed to Martin F. Roper, relating to the above-referenced filings:

Form 10-K for Fiscal Year ended December 25, 2004

Consolidated Statements of Cash Flows, page 29

Comment #1. Please revise your presentation in future filings to include the proceeds from the sale of trading securities as an operating activity. See paragraph 18 of SFAS 115.

Response: The Company will revise its presentation in future filings as requested.

Notes to Consolidated Financial Statements, page 30
B. Summary of Significant Accounting Policies, page 30

Segment Reporting, page 34

Comment #2. Please tell us why you believe that aggregation of your product line operating segments is consistent with the provisions of paragraph 17 of SFAS 131. In particular, tell us how the business units are similar in terms of their economic characteristics. Please provide along with your response the revenues and gross margins for your business units for the last 5 years and demonstrate how that

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information supports the similarity of the economic characteristics of the operations. If after reassessing the criteria in SFAS 131, you now believe that each of these operations represents a separate reportable segment, please revise your financial statements accordingly.

Response:   The Company's product lines consist of malt beverages and hard cider beverages. The Company's primary product line is malt beverages and the Company does not believe that separate reporting is required as the hard cider product line does not meet the quantitative thresholds in paragraph 18 of SFAS No. 131. The Company does not internally report separate gross profit for each of the two product lines and, therefore, does not report discrete financial information on a product line basis. Upon review of its product lines, the Company has determined that one material product line exists, and the Company will include in future filings disclosure to clarify this information.

Item 9A. Controls and Procedures, page 51

Comment #3. You state that your Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of your disclosure controls and procedures. However, your chief executive and financial officers only concluded that your disclosure controls and procedures "were effective to provide a reasonable level of assurance that the information required to be disclosed in the reports filed or submitted by [you] under the Securities Exchange Act of 1934 was recorded, processed, summarized and reported within the requisite time periods." Please confirm for us, if true, that the same officers concluded the controls and procedures were effective in ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Your confirmation of the preceding information applies to both your annual report and each of your subsequent quarterly filings. Please also disclose which definition of disclosure controls and procedures you used in performing your assessments. See Items 307 of Regulation S-K and Exchange Act Rule l3a-15(e) for guidance. Notwithstanding your response to this comment, please ensure your future filings provide the appropriate disclosures.

Response:   The Company confirms that its Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in ensuring that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 (the "Act") is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. This confirmation is furnished with respect to the Company's annual report on Form 10-K for the fiscal year ended December 25, 2004 and the Company's quarterly reports on Form 10-Q for each of its three

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subsequent quarters. In evaluating its disclosure controls and procedures, the Company used the entire two sentence definition included in Rule 13a-15(e). In future filings, the Company will state that its disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Act is recorded, processed, summarized and reported within the requisite time periods and that such disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Exhibits, page 55
Exhibit 3.2

Comment #4. Please provide us with and revise future filings to include a complete copy of your articles of incorporation, as amended. Your current incorporation by reference to Exhibit 3.6 to Form 1O-Q filed August 10, 1998 only refers to an amendment to the articles of incorporation. Refer to Item 601 (b)(3)(i).

Response:   The Company submits herewith a copy of its Restated Articles of Organization, as amended to date. The Company will re-file the Restated Articles of Organization, as amended to date, with the Form 10-K which will be filed for the year ended December 31, 2005.

Exhibits 31.1 and 31.2

Comment #5. Please confirm that the inclusion of your Chief Executive Officer and Chief Financial Officer titles was not intended to limit the capacity in which such individuals provided the certifications. In the future, eliminate reference to the CEO and CFO titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

Response:   This will confirm that the inclusion of the Company's Chief Executive Officer and Chief Financial Officer titles in the certifications provided as Exhibits 31.1 and 31.2 was not intended to limit the capacity in which such individuals provided the certifications. In the future, the Company will eliminate reference to the CEO and CFO titles in the introductory paragraph of the certifications.

The Company trusts that the foregoing has been responsive to your comments.

In accordance with your request, the Company acknowledges that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any further questions or comments regarding these matters.

Sincerely,

/s/ William F. Urich

William F. Urich
Chief Financial Officer
Tel: 617-368-5095
Fax: 617-368-5554

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BWG	FEDERAL IDENTIFICATION
NO. 04-3284048
Examiner
The Commonwealth of Massachusetts
William Francis Galvin
N/A	Secretary of the Commonwealth
One Ashburton Place, Boston, Massachusetts 02108-1512
Name
Approved	RESTATED ARTICLES OF ORGANIZATION
(General Laws, Chapter 156B, Section 74)

We, C. James Koch, *President

and C. James Koch, * Clerk

of The Boston Beer Company, Inc.

(Exact name of corporation)

located at 75 Arlington Street, Boston, MA

(Street address of corporation Massachusetts)

do hereby certify that the following Restatement of the Articles of Organization was duly adopted at a meeting held on November 15, 1995 by xxxxxxxx/or:

1 shares of Common Stock of 1 shares outstanding,

(type, class & series, if any)

shares of of shares outstanding, and

(type, class & series, if any)

shares of of shares outstanding,

(type, class & series, if any)

**being at least a majority of each type, class or series outstanding and entitled to vote thereon:/**being at least two-thirds of each type, class or series outstanding and entitled to vote thereon and of each type, class or series of stock whose rights are adversely affected thereby:

C [ ]	ARTICLE I
The name of the corporation is:
P [X]
The Boston Beer Company, Inc.
M [ ]
ARTICLE II
R.A. [ ]	The purpose of the corporation is to engage in the following business activities:

See Continuation Sheet 2A.
12
*Delete the inapplicable words. **Delete the inapplicable clause.
P.C.

Note: If the space provided under any article or item on this form is insufficient, additions shall be set forth on separate 8-1/2 x 11 sheets of paper with a left margin of at least 1 inch. Additions to more than one article may be made on a single sheet so long as each article requiring each addition is clearly indicated.

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ARTICLE III
State the total number of shares and par value, if any, of each class of stock which the corporation is authorized to issue:

WITHOUT PAR VALUE		WITH PAR VALUE
TYPE	NUMBER OF SHARES	TYPE	NUMBER OF SHARES	PAR VALUE
Common:		Common:	Class A: 20,300,000	$.01
			Class B: 4,200,000	$.01
Preferred:		Preferred:

ARTICLE IV

If more than one class of stock is authorized, state a distinguishing designation for each class. Prior to the issuance of any shares of a class, if shares of another class are outstanding, the corporation must provide a description of the preferences, voting powers, qualifications, and special or relative rights or privileges of that class and of each other class of which shares are outstanding and of each series then established within any class.

See Continuation Sheet 4A.

ARTICLE V
The restrictions, if any, imposed by the Articles of Organization upon the transfer of shares of stock of any class are:

None.

ARTICLE VI

**Other lawful provisions, if any, for the conduct and regulation of the business and affairs of the corporation, for its voluntary dissolution, or for limiting, defining, or regulating the powers of the corporation, or of its directors or stockholders, or of any class of stockholders:

See Continuation Sheet 6A.

**If there are no provisions state "None".
Note: The preceding six (6) articles are considered to be permanent and may ONLY be changed by filing appropriate Articles of Amendment.

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Continuation Sheet 2A

      To market, distribute, and/or sell beer and/or ale, and to develop, own, build and operate a brewery or breweries and any associated restaurant and/or bar, and to promote full flavored local American beers and ales; and to make and perform contracts and other undertakings and to engage in any and all activities and transactions as may be necessary or advisable in connection with carrying out, promoting and financing such activities, all to the extent permitted by the laws of the Commonwealth of Massachusetts to a corporation organized under Chapter 156B of the General Laws.

6749d

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Continuation Sheet 4A

ARTICLE IV

      The Class A Common Stock and the Class B Common Stock shall be identical in all respects, except that the Class A Common Stock shall have no voting rights, all such rights being reserved for the Class B Common Stock, except as otherwise required by law and except as follows:

      1.  Board of Directors.  The Board of Directors of the Corporation (the "Board") shall consist of seven (7) Directors, of whom two (2) shall be elected annually by a plurality vote of the holders of the Class A Common Stock and five (5) shall be elected annually by a plurality vote of the holders of the Class B Common Stock.

      2.  Restrictions on Future Issuances of Voting Stock.  Except with the approval of the holders of sixty-six and two-thirds percent (66 2/3%) in interest of the Class A Common Stock, voting as a separate class, the Corporation shall not authorize or issue additional classes, series or shares of Class B Common Stock at any time. If approved as set forth in the preceding sentence, the Corporation may issue additional classes, series or shares of Class B Common Stock, with the preferences, voting powers, qualifications and special or relative rights and privileges to be approved by a majority of the members of the Board, which majority must include both directors elected by the holders of the Class A Common Stock. Subject to the provisions of Section 3 of this Article IV, the Corporation may, without the approval of the holders of the Class A Common Stock, authorize and issue additional classes, series or shares of Class A Common Stock, with the preferences, voting powers, qualifications and special or relative rights and privileges approved by the Board.

      3.  Superior Liquidation or Repurchase Rights.  The Corporation shall not, without the approval of the holders of sixty-six and two-thirds percent (66 2/3%) in interest of the Class A Common Stock, voting as a separate class, (a) authorize, issue or sell any additional securities which have rights in the event of, or with respect to, liquidation or repurchase which are senior to the corresponding rights of the holders of the Class A Common Stock, (b) authorize, issue or sell any additional securities which have rights which are senior to the corresponding rights of the holders of Class A Common Stock as they relate to voting or distribution rights, or (c) alter, amend or change any of the preferences, rights or terms of the Class A Common Stock or Class B Common Stock as set forth in these Articles.

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Continuation Sheet 4A

      4.  Mergers; Dissolutions; Sales.  The Corporation shall not merge or consolidate with any entity or liquidate or dissolve, sell, or otherwise dispose of any significant portion of its assets, or acquire all or any part of the business of another person or entity (whether by purchase of assets or stock), unless (i) the holders of Class A Common Stock and Class B Common Stock, by virtue of their ownership of Shares, are, counted together and immediately after such transaction, the record holders of more than fifty percent (50%) of the combined voting power of the voting securities (entitled to vote generally for the election of directors) of the surviving or continuing entity outstanding immediately after such transaction, or (ii) sixty-six and two-thirds percent (66 2/3%) in interest of the holders of the Class A Common Stock give their express written consent or affirmative vote. Following a transaction involving the Corporation, pursuant to Section 351 of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (a "Section 351 Transaction"), the Corporation shall not cause any of its subsidiaries that are corporations to be liquidated, merged with or into the Corporation or another entity, sold or otherwise disposed of, nor cause any of the securities of any of its subsidiaries (whether corporations or partnerships) to be sold, assigned, pledged, encumbered or otherwise disposed of, except in either case (i) with the consent of a majority in interest of the stockholders (immediately prior to the Section 351 Transaction) of each of its corporate subsidiaries, and (ii) after the fifth anniversary of the date of the consummation of such Section 351 Transaction.

      5.  Amendments; Approvals; Other Actions.  Except as otherwise expressly provided in these Articles, the Articles and the By-Laws of the Corporation may be amended or modified only with the approval of at least seventy-five percent (75%) in interest of the holders of the Class A Common Stock, voting as a separate class.

6. Conversion of Class B Common Stock. Each share of Class B Common Stock shall, upon request of any holder thereof, be freely convertible into one share of Class A Common Stock.

      If the Corporation, at any time or from time to time: (i) declares a dividend or distribution on the Class A Common Stock payable in securities of the Corporation; (ii) subdivides the outstanding Class A Common Stock; (iii) combines the outstanding Class A Common Stock into a smaller number of shares; or (iv) issues any securities of the Corporation to holders of Class A Common Stock in a reclassification, then in each such case, the rate at which the Class B Common Stock converts into the Class A Common Stock in effect at the time of


Continuation Sheet 4A

the record date for such dividend or of the effective date of such subdivision, combination or reclassification and the number and kind of shares of capital stock or issuable on such date shall be proportionately adjusted so that, in connection with a conversion after such date, each holder of the Class B Common Stock shall be entitled to receive the aggregate number and kind of shares of capital stock or other securities which, if the conversion had occurred immediately prior to such date, the holder would have owned upon such conversion and been entitled to receive by virtue of such dividend, distribution, subdivision, combination or reclassification. Any adjustments shall become effective immediately after the record date of such dividend or distribution or the effective date of such subdivision, combination or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur. If a dividend or distribution is declared and such dividend or distribution is not paid, the conversion ratio shall be adjusted to the conversion ratio in effect immediately prior to such record date.

      No dividend, distribution, subdivision, combination or reclassification of the Class B Common Stock shall occur unless a like dividend, distribution, subdivision, combination or reclassification is made with respect to the Class A Common Stock.

      7.  Termination of Class Voting Rights.  In the event that at any time the outstanding shares of Class B Common Stock represent less than one percent (1%) of all the then outstanding shares of Common Stock, all of the class voting rights of the Class A and Class B Common Stock described herein shall terminate and thereafter the shares of the Class A and Class B Common Stock shall be entitled to vote on all matters, including the election of all of the directors of the Corporation, voting together as a single class with each share of Common Stock entitled to one vote. In such event, the Corporation shall, as soon as possible, mail to the record holders of shares of Class A and Class B Common Stock at their respective addresses shown on the records of the Corporation, a notice of the termination of class voting rights and the establishment of voting rights as provided for in this Section 7 of this Article 4.


Continuation Sheet 6A	9362G/001

      Other lawful provisions for the conduct and regulation of the business and affairs of the corporation, for its voluntary dissolution or for limiting, defining or regulating the powers of the corporation, or of its directors or stockholders, or of any class of stockholders:

      No Director or officer shall be disqualified by his office from dealing or contracting as vendor, purchaser or otherwise, whether in his individual capacity or through any other corporation, trust, association, firm or joint venture in which he is interested as a stockholder, director, trustee, partner or otherwise, with the corporation or any corporation, trust, association, firm or joint venture in which the corporation shall be a stockholder or otherwise interested or which shall hold stock or be otherwise interested in the corporation, nor shall any such dealing or contract be avoided, nor shall any Director or officer so dealing or contracting be liable to account for any profit or benefit realized through any such dealing or contract to the corporation or to any stockholder or creditor thereof solely because of the fiduciary relationship established by reason of his holding such Directorship or office. Any such interest of a Director shall not disqualify him from being counted in determining the existence of a quorum at any meeting nor shall any such interest disqualify him from voting or consenting as a Director or having his vote or consent counted in connection with any such dealing or contract, provided that full disclosure of such interest is made prior to determining the existence of a quorum and the taking of such vote or consent.

      No stockholder shall be disqualified from dealing or contracting as vendor, purchaser or otherwise, either in his individual capacity or through any other corporation, trust, association, firm or joint venture in which he is interested as a stockholder, director, trustee, partner or otherwise, with the corporation or any corporation, trust, association, firm or joint venture in which the corporation shall be a stockholder or otherwise interested or which shall hold stock or be otherwise interested in the corporation, nor shall any such dealing or contract be avoided, nor shall any stockholder so dealing or contracting be liable to account for any profit or benefit realized through any such contract or dealing to the corporation or to any stockholder or creditor thereof by reason of such stockholder holding stock in the corporation to any amount, nor shall any fiduciary relationship be deemed to be established by such stockholding.

Meetings of the stockholders of the corporation may be held at any place within the United States.


Continuation Sheet 6A	9362G/001

The corporation may be a partner in any business enterprise it would have power to conduct by itself.

      No Director of the corporation shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director notwithstanding any statutory provision or other law imposing such liability, except for liability of a Director (i) for any breach of the Director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Sections 61 or 62 of Chapter 156B of the Massachusetts General Laws, or (iv) for any transaction from which the Director derived an improper personal benefit. No amendment or repeal of this paragraph shall apply to or have any effect on the liability or alleged liability of any Director of the corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment or repeal.

The provisions of Sections 110D and 110F of the Massachusetts General Laws do not apply to the Corporation.

9362G


Continuation Sheet 7A

The Boston Beer Company, Inc.

Directors

Name of Director	Residence

C. James Koch	186 Park Street
Newton, MA 02158

Alfred W. Rossow, Jr.	680 Wellesley Street
Weston MA 02193

Charles Joseph Koch	741 Emerald Harbor Dr.
Longboat Key, FL 34228

Jean-Michel Valette	28 Maple Avenue
Kentfield, CA 94904

Pearson C. Cummin, III	22 Baldwin Farms South
Greenwich, CT 06831

Rhonda Kallman	758 Jerusalem Road
Cohasset, MA 02025


ARTICLE VII

The effective date of the restated Articles of Organization of the corporation shall be the date approved and filed by the Secretary of the Commonwealth. If a later effective date is desired, specify such date which shall not be more than thirty days after the date of filing.

ARTICLE VIII
The information contained in Article VIII is not a permanent part of the Articles of Organization.

a. The street address (post office boxes are not acceptable) of the principal office of the corporation in Massachusetts is:
75 Arlington Street, Boston, MA

b. The name, residential address and post office address of each director and officer of the corporation is as follows:
POST OFFICE
	NAME	RESIDENTIAL ADDRESS	ADDRESS
President:	C. James Koch	186 Park Street, Newton, MA 02158	Same

Treasurer:	Alfred W. Rossow, Jr.	680 Wellesley St., Weston, MA 02193	Same

Clerk:	C. James Koch	186 Park Street, Newton, MA 02158	Same

Directors:	See Continuation Sheet 7A.

c. The fiscal year (i.e., tax year) of the corporation shall end on the last day of the month of : December

d. The name and business address of the resident agent, if any, of the corporation is: N/A

**We further certify that the foregoing Restated Articles of Organization affect no amendments to the Articles of Organization of the corporation as heretofore amended, except amendments to the following articles. Briefly describe amendments below:

See Attachment VIIIA

SIGNED UNDER THE PENALTIES OF PERJURY, this 17th day of November, 1995.

/s/ Jim Koch, *President

Jim Koch, *Clerk

*Delete the inapplicable words. **If there are no amendments, state "None".


ATTACHMENT VIIIA

Article III

We are creating two classes of common stock: Class A and Class B.

Article IV

We are creating Class A and Class B Common stock and the various rights thereto.

Article VI

We are adding, among other things, a provision which states Sections 110D and 110F of MGL do not apply and amending paragraph 2.


517951

THE COMMONWEALTH OF MASSACHUSETTS
RECEIVED NOV 17 1995 SECRETARY OF THE COMMONWEALTH CORPORATIONS DIVISION
RESTATED ARTICLES OF ORGANIZATION
(General Laws, Chapter 156B, Section 74)

I hereby approve the within Restated Articles of Organization and, the filing fee in the amount of $24,700.00 having been paid, said articles are deemed to have been filed with me this 17th day of NOVEMBER, 1995.

Effective Date:__________________

/s/ William Francis Galvin
WILLIAM FRANCIS GALVIN
Secretary of the Commonwealth

TO BE FILLED IN BY CORPORATION
Photocopy of document to be sent to:

Frederick H. Grein, Jr., Esq.
Hutchins, Wheeler & Dittmar
101 Federal Street
Boston, MA 02110

Telephone: (617) 951-6600

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BJ	FEDERAL IDENTIFICATION
NO. 04-3284048
Examiner
The Commonwealth of Massachusetts
William Francis Galvin
N/A	Secretary of the Commonwealth
One Ashburton Place, Boston, Massachusetts 02108-1512
Name
Approved	ARTICLES OF AMENDMENT
(General Laws, Chapter 156B, Section 72)

We, Alfred W. Rossow, Jr., *Executive Vice President

and Clare A Dever, *Assistant Clerk

of The Boston Beer Company, Inc.

(Exact name of corporation)

located at 75 Arlington Street, Boston, MA 02116

(Street address of corporation in Massachusetts)

certify that these Articles of Amendment affecting articles numbered:

Articles III and Article IV, Section 1

(Number those articles 1, 2, 3, 4, 5 and/or 6 being amended)

of the Articles of Organization were duly adopted at a meeting held on June 2, 1998, by vote of

Article III:
4,107,355 shares of Class B Common Stock of 4,107,355 shares outstanding,
(type, class & series, if any)

Article IV, Section 1:
12,762,163 shares of Class A Common Stock of 16,377,829 shares outstanding, and
(type, class & series, if any)

shares of of shares outstanding,
(type, class & series, if any)

1**XXXXXXXXXXXXXXXXXXXXX:/2**being at least two-thirds of each type, class or series outstanding and entitled to vote thereon and of each type, class or series of stock whose rights are adversely affected thereby:

C [ ]

P [ ]

M [ ]

R.A. [ ]	*Delete the inapplicable words. **Delete the inapplicable clause.
1 For amendments adopted pursuant to Chapter 156B, Section 70.
4	2 For amendments adopted pursuant to Chapter 156B, Section 71.

Note: If the space provided under any article or item on this form is insufficient, additions shall be set forth on separate 8-1/2 x 11 sheets of paper with a left margin of at least 1 inch. Additions to more than one article may be made on a single sheet so long as each article requiring each addition is clearly indicated.

P.C.

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To change the number of shares and the par value (if any) of any type, class of series of stock which the corporation is authorized to issue, fill in the following:

The total presently authorized is:

WITHOUT PAR VALUE STOCKS		WITH PAR VALUE STOCKS
TYPE	NUMBER OF SHARES	TYPE	NUMBER OF SHARES	PAR VALUE
Common:		Common:	Class A: 20,300,000	$.01
			Class B: 4,200,000	$.01
Preferred:		Preferred:

Change to total authorized to:

WITHOUT PAR VALUE STOCKS		WITH PAR VALUE STOCKS
TYPE	NUMBER OF SHARES	TYPE	NUMBER OF SHARES	PAR VALUE
Common:		Common:	Class A: 22,700,000	$.01
			Class B: 4,200,000	$.01
Preferred:		Preferred:

ARTICLE IV, Section 1, is hereby amended by deletion thereof and substituting the following in lieu thereof:

      1.  BOARD OF DIRECTORS.  The number of Directors of the Corporation shall be such number as fixed annually by the Board of Directors, but not fewer than seven (7) nor more than eleven (11), consisting of not fewer than two (2) nor more than four (4) Directors elected by the holders of the Corporation's Class A Common Stock (the "Class A Directors") and not fewer than five (5) nor more than seven (7) Directors elected by the holders of the Corporation's Class B Common Stock (the "Class B Directors"), and subject to the further requirement that no Class B Directors in excess of five (5) Class B Directors shall be elected unless a like number of Class A Directors is also then, or previously, elected."


The foregoing amendment(s) will become effective when these Articles of Amendment are filed in accordance with General Laws, Chapter 156B, Section 6 unless these articles specify, in accordance with the vote adopting the amendment, a later effective date not more than thirty days after such filing, in which event the amendment will become effective on such later date.

Later effective date: ______________.

SIGNED UNDER THE PENALTIES OF PERJURY, this 23RD day of July, 1998.

/s/ Alfred W. Rossow, Jr., *Executive Vice President

Alfred W. Rossow, Jr.

/s/ Clare A. Dever, *Assistant Clerk

Clare A. Dever

*Delete the inapplicable words.


625763

THE COMMONWEALTH OF MASSACHUSETTS

ARTICLES OF AMENDMENT
(General Laws, Chapter 156B, Section 72)

I hereby approve the within Articles of Amendment and, the filing fee in the amount of $2,500.00 having been paid, said articles are deemed to have been filed with me this 4th day of August, 1998.

Effective Date:__________________

/s/ William Francis Galvin

WILLIAM FRANCIS GALVIN
Secretary of the Commonwealth

TO BE FILLED IN BY CORPORATION
Photocopy of document to be sent to:

Clare A. Dever, Corporate Secretary
The Boston Beer Company, Inc.
75 Arlington Street
Boston, MA 02116

Telephone: (617) 368-5139

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